U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5
               Annual Statement of Changes in Beneficial Ownership

               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___      Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instructions 1(b).
___      Form 3 Holdings Reported
___      Form 4 Transactions Reported

1.       Name and Address of Reporting Person

         Joseph E. Rosen
         519 Sayre Drive
         Princeton, NJ  08540


2.       Issuer Name and Ticker or Trading Symbol

         Immucor, Inc./BLUD

3.       IRS or Social Security Number of Reporting Person (Voluntary)

         ###-##-####

4.       Statement for Month/Year

         5/99

5.       If Amendment, Date of Original (Month/Year)

         NA

6.       Relationship of Reporting Person to Issuer (check all applicable)

         X Director Officer (give title below) 10% Owner Other (specify below)

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security   (Instr.3)

         Common Stock, $.10 par value

2.       Transaction Date (Month/Day/Year)

         May 31, 1999

3.       Transaction Code (Instr. 8)

         P

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Amount               (A) or (D)        Price
         1,000                   A                $11.000
            900                  A                $11.000
            100                  A                $11.875


5.       Amount of Securities
         Beneficially Owned at
         End of Issuer's Fiscal
         Year (Instr. 3 and 4)

                  1,000
                  1,000
                  -----
         Total    2,000


6.   Ownership Form:                 7.  Nature of Indirect
     Direct (D) or Indirect (I)          Beneficial Ownership
     (Instr. 4)                          (Instr. 4)

      D
      I                                   By IRA


TABLE          II - Derivative Securities Acquired, Disposed of, or Beneficially
               Owned  (e.g.,  puts,  calls,   warrants,   options,   convertible
               securities)

1.       Title of Derivative Security (Instr. 3)

         NA

2.       Conversion or Exercise Price of Derivative Security

         NA

3.       Transaction Date (Month/Day/Year)

         NA

4.       Transaction Code (Instr. 8)

         NA

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         (A)                        (D)
         NA                         NA


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6.       Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable           Expiration Date
         NA                                 NA

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

         Title                                       Amount or Number of Shares
         NA                                          NA

8.       Price of Derivative Security (Instr. 5)

         NA

9.       Number of Derivative Securities Beneficially Owned at End of Year
         (Instr. 4)

         Other options previously reported =13,750

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

         D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)

         NA

Explanation of Responses:

NA


/s/ Joseph E. Rosen
Signature of Reporting Person

7/14/99
Date